UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

Lift Aircraft Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-2924651
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3402 Mount Bonnell Road, Austin, Texas 87831

 (Full mailing address of principal executive offices)

(512) 888-9787

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on April 4, 2023. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2023 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2023.

General

We were formed as a Delaware corporation on September 22, 2017. The company is developing and implementing a fleet of vertical take-off, electric aircraft (named HEXA). Company operations to date have been primarily funded by the sale of convertible notes and common stock as well as U.S. Air Force SBIR grants.

Results of Operations for the six-month period ended June 30, 2023 compared to the six-month ended June 30, 2022

Revenues

Revenues increased by $498,597 (or 32.79%) to $2,019,172 for the six-month period ended June 30, 2023 (“Interim 2023”) from $1,520,575 for the six-month period ended June 30, 2022 (“Interim 2022”). The increase in revenue was driven by increased revenue from the USAF due to work under the Company’s SBIR Phase III and STTR contracts as well as remaining milestones under the SBIR Phase II contract. On the other hand, revenue from international customers declined due to the completion of one significant contract in 2022, but this was offset by new international demonstration and advertising contracts and contracts with other customers.

Operating Expenses

Our operating expenses consist of general and administrative expenses, location operations expenses, marketing expenses, research and development expenses, and depreciation & amortization expenses. The company recorded total operating expenses of $2,815,386 in Interim 2023 compared with $3,129,528 in Interim 2022. The decrease of $314,142 (or 10.04%) in our total operating expenses resulted largely from a year-over-year decrease of $344,066 (or 37%) in general and administrative expenses due to a decline in fundraising professional fees from LIFT’s Regulation Crowdfunding offering in the first half of 2022 that did not recur in the first half of 2023, a year-over-year decrease of $177,766 (or 100%) in location operations expense due to the company ceasing rental payments and other expenses relating to the first planned vertiport development location, and a year-over-year decrease of $90,651 (or 29.49%) in marketing expense due to lower payroll and advertising expenses. These reductions were partially offset by a year-over-year increase of $291,309 (or 46.37%) in depreciation and amortization expense as we depreciated a higher amount of fixed assets including production tooling and finished HEXAs and a year-over-year increase of 7,031 (or .65%) in research and development expenses as higher payroll and contracting expenses were offset by lower travel and other expenses.

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Other Income and Expenses

The company incurs other expenses which are comprised of other incomes, less interest expenses and other items. Our other income increased by $211,778 (or 388.33%) to $157,243 for Interim 2023 from $(54,535) in Interim 2022. The increase in other income was due to a gain on sale of a HEXA prototype that occurred in the first half of 2023 and to lower interest expense from outstanding convertible notes resulting from the conversion of the company’s convertible notes during the first half of 2022.

Net loss

As a result of the foregoing, the company recorded a net loss of $638,971 in Interim 2023 compared to net loss of $1,663,488 in Interim 2022.

Liquidity and Capital Resources

As of the date of this semi-annual report, we have primarily been funded from the issuance of convertible notes and common stock in two separate Regulation Crowdfunding offerings and a Regulation A offering, along with revenue generated by research, development, test and evaluation contracts with the U.S. Air Force and other customers. As of June 30, 2023, the company had approximately $1,015,516 in cash and cash equivalents on hand. We believe that our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements through December 31, 2023. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

As part of its issuance of bridge convertible notes in September 2021 in advance of its Regulation Crowdfunding securities offering, the company agreed to issue lead investor DecisivePoint a $750,000 common stock warrant to be struck at the per-share price of a future Regulation A securities offering price. On December 8, 2022 we issued 279,851 warrants to DecisivePoint at $2.68 per share, the Regulation A securities offering price.

In July 2022, the company entered into a sale-leaseback agreement with a third-party finance company for three aircraft totaling approximately $1,282,357. The agreement calls for the company to lease the three aircraft for 30 months with a provision to repurchase the aircraft at the end of the lease term.

The company had a balance of $8,567,107 for convertible notes as of Dec 31, 2021. Of that balance, $1,522,107 matured on March 31, 2022, bearing interest at 4 percent per annum with a $8,000,000 valuation cap; $5,275,000 matured on March 31, 2022, bearing interest at 4 percent per annum with a $36,000,000 valuation cap; and $1,770,000 was set to mature on September 30, 2023, bearing interest at 4 percent per annum with a $150,000,000 valuation cap. In March 2022, all of the convertible notes and accrued interest on these notes, amounting to $9,236,224, converted to 27,680,949 shares of common stock. As of December 31, 2022, no convertible note payable balances remained.

In April 30, 2023, the company issued a convertible note with a principal amount of $306,473.32, bearing interest at 5 percent per annum. This note is intended to be the first in a series of notes issued by the company with an aggregate principal amount of up to $5,000,000. The convertible notes will convert into the equity of the company up on a future equity financing of at least $1,000,000, or may convert about election of the holders or upon an initial public offering. That maturity date of the note is March 30, 2025.

As of August 9, 2023, the company has closed on gross disbursements from its Regulation Crowdfunding offering totaling $690,000. If the company raises over $1,000,000 it will trigger conversion of its currently outstanding convertible notes totaling $306,473 before any accrued interest.

Trend Information

The company plans to continue our defense development and launch consumer rental flight operations at fixed and mobile vertiport locations as well as pursue a 3-year roadmap to beginning operational first response flights. LIFT has completed several research, development and test contracts with the U.S. Air Force. The company has also begun unpaid beta test customer flights at its first fixed location vertiport where consumers can train, rent and fly HEXAs in a controlled environment. Additionally, the company plans to launch a touring operation which will bring HEXAs to various cities in the United States for consumer flights. In the long term, we envision HEXA flying numerous vital defense missions and improving rapid response from medical, fire and law enforcement personnel.

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The company believes it will be in position to launch commercial rental operations in Q4 of 2023. This is contingent upon successful fundraising from our current offering under Regulation Crowdfunding, as well as successful completion of our unpaid beta test customer flights. Additionally, we have received fully refundable deposits towards the purchase of eight HEXA aircrafts under a newly launched sale-leaseback program. We anticipate that some of these aircraft will be ready for delivery as soon as Q4 2023 as well. Until delivery, we will not collect the cash from the potential sale-leaseback transactions, and not all of the deposits may turn into completed sales.

The company expects our operating results to change substantially upon launching flight location operations as well as a result of expiration of the SBIR Phase III contract. Launching consumer flight operations and/or receiving new defense contracts would increase revenue, but also require increased expenditures for headcount and other items. Launching consumer flight operations will also cause an increase in capital expenditures to develop vertiports. The company also generally expects to increase hiring, particularly for research, development and flight testing.

In the short term, the company has been affected by the general increase in prices for raw materials and components, as well as higher shipping expenses. In the intermediate and long term, LIFT expects to benefit from ongoing improvements in the power and reliability of lithium-based batteries to increase HEXA’s flight capabilities and range. The company also believes that much like in the automotive industry, increased electrification will be the trend in the aviation industry as the world attempts to reduce carbon emissions by adopting alternatives to fossil fuels.

ITEM 2.	OTHER INFORMATION

None.

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ITEM 3.	financial STATEMENTS

LIFT AIRCRAFT INC.

(a Delaware corporation)

Interim Unaudited Financial Statements

For the six months ended June 30, 2023 and 2022

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LIFT AIRCRAFT INC.

BALANCE SHEETS

As of June 30, 2023 and and December 2022

Unaudited, See Notes to the Financial Statements

	Jun 30, 2023	Dec 31, 2022
TOTAL ASSETS
Current Assets
Cash and cash equivalents	$1,015,516	$464,760
Accounts receivable	80,000	257,237
Funds receivable	33,684	0
Project works in progress, net	3,658,729	3,070,925
Other current assets	106,818	128,725
Total Current Assets	4,894,746	3,921,647

Fixed assets, net	3,339,829	4,008,048
Right-of-use assets, net	776,189	1,034,919

TOTAL ASSETS	$9,010,764	$8,964,614

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Current Liabilities
Accounts and credit cards payable	$1,065,089	$1,067,802
Deferred revenue	654,895	662,486
Other current liabilities	19,373	67,616
Total Current Liabilities	1,739,357	1,797,904

Convertible loans payable, non-current	306,473	0
Accrued interest payable, non-current	5,108	0
Warrant liability	750,000	750,000
Right-of-use liability	787,119	1,040,456

TOTAL LIABILITIES	3,588,057	3,588,359

Shareholders’ Equity
Common stock, voting (140,000,000 shares authorized)	0	0
Additional paid-in capital	14,165,420	13,479,899
Share-based compensation	62,809	62,908
Accumulated deficit	(8,805,523)	(8,166,552)
TOTAL SHAREHOLDERS’ EQUITY	5,422,706	5,376,255

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,010,764	$8,964,614

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LIFT AIRCRAFT INC.

STATEMENT OF OPERATIONS

Six months ended June 30, 2023 and 2022

Unaudited, See Notes to the Financial Statements

	June 30, 2023	June 30, 2022

Revenues, net	$2,019,172	$1,520,575
Cost of goods sold - damages	0	0
Gross profit	2,019,172	1,520,575

Operating Expenses:
General and administrative	585,696	929,762
Location operations	0	177,766
Research and development	1,093,416	1,086,385
Sales and marketing	216,796	307,447
Depreciation expense	919,478	628,169
Total Operating Expenses	2,815,386	3,129,528

Net operating income (loss)	(796,214)	(1,608,953)

Other Expense:
Other income (expense)	178,792	2,7369
Interest (expense), net	(21,549)	(57,271)

Net Loss	$(638,971)	$(1,663,488)

Basic earnings per share	(0.01)	(0.02)
Diluted earnings per share	(0.01)	(0.02)

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LIFT AIRCRAFT INC.

STATEMENT OF SHAREHOLDERS’ EQUITY/DEFICIT

Six months ended June 30, 2023 and 2022

Unaudited, See Notes to the Financial Statements

	Common Stock	Additional Paid-in Capital	Share-based Compensation	Accumulated Deficit	Total Shareholders’ Capital (Deficit)
Balance as of January 1, 2022	0	$1,609,612	$22,885	$(4,401,509)	$(2,769,012)
Additional paid-in capital		11,690,537			11,690,537
Share based compensation			8,603		8,063
Net Income				(1,663,488)	(1,663,488)
Balance as of June 30, 2022	0	$13,300,149	$30,948	$(6,064,998)	$7,266,099

Balance as of January 1, 2023	0	$13,479,899	$62,908	$(8,166,552)	$5,376,255
Additional paid-in capital		685,521			685,521
Share based compensation			(99)		(99)
Net Income				(638,971)	(638,971)
Balance as of June 30, 2023	0	$14,165,420	$62,809	$(8,805,523)	$5,422,706

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LIFT AIRCRAFT INC.

STATEMENT OF CASH FLOWS

Six months ended June 30, 2023 and 2022

Unaudited, See Notes to the Financial Statements

	June 30, 2023	June 30, 2022
Cash Flows From Operating Activities
Net Loss	$(638,971)	$(1,663,488)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	919,478	628,169
Share-based compensation	(99)	8,063
Other gains and losses	(142,364)	0
Deferred interest	5,182	57,271
Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable	177,237	(219,364)
(Increase) Decrease in funds receivable	(33,684)	0
(Increase) Decrease in project works in progress	(587,804)	325,727
(Increase) Decrease in other current assets	21,908	(49,630)
Increase (Decrease) in accounts payable	(2,714)	(48,917)
Increase (Decrease) in deferred revenue	(7,591)	5,319
Increase (Decrease) in other current liabilities	(48,243)	(4,291)
Increase (Decrease) in other long-term liabilities	0	(20,554)
Net Cash Used In Operating Activities	(337,663)	(981,696)

Cash Flows From Investing Activities
Capital expenditures	(100,239)	(1,722,658)
Net proceeds from the sale/(purchase) of assets	250,000	0
Net Cash Used In Investing Activities	149,761	(1,722,658)

Cash Flows From Financing Activities
Proceeds (conversion) of convertible notes payable	306,473	(9,236,224)
Proceeds equity sales, option exercises and conversion	685,521	11,690,537
Net proceeds from sale-leaseback	(253,336)	0
Net Cash Provided By Financing Activities	738,658	2,454,313

Net Change In Cash	550,756	(250,041)

Cash at Beginning of Period	464,760	1,093,543
Cash at End of Period	$1,015,515	$843,502

Supplementary Non-Cash Transactions
Conversion of convertible notes and accrued interest	0	9,236,224

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LIFT AIRCRAFT INC.

NOTES TO THE FINANCIAL STATEMENTS

Six months ended June 30, 2023 and 2022

NOTE 1 - NATURE OF OPERATIONS

LIFT AIRCRAFT INC. (“the Company”, “LIFT” or “we”) is a corporation organized under the laws of the State of Delaware on September 22, 2017. The Company is developing, with US Air Force grants, and implementing a fleet of vertical take-off, electric aircraft (named the HEXA).

Since inception, the Company relied on raising convertible loans, issuing securities and government grants to fund its business.  The Company has an accumulated deficit in earnings since inception and generated negative cash flow from operations since inception. These matters raise substantial concern about the Company’s ability to continue as a going concern once funds raised from investors have been exhausted.  These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2022, the Company is operating as a going concern. See Notes 1 and 10 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking accounts. The Company maintains its cash primarily with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of June 30, 2023 and December 31, 2022, the Company had $1,015,516 and $464,760 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. The Company has not accrued for any bad debts as of these dates.

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Sales Taxes

Various states may impose a sales tax on the Company’s sales to non-exempt customers. If required, the Company will collect the sales tax from customers and remits the entire amount to each respective state. The Company’s accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment

Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of June 30, 2023 and December 31, 2022, the Company maintained fixed assets with a net book value of $3,339,829 and $4,008,048, respectively.

Sale of Heliwagon Assets

In October and November 2022, the Company sold its Heliwagon fixed assets for a total of $49,975. These assets had largely been depreciated, so a gain on sale of assets was recognized in the amount of $49,878 during calendar year 2022.

Sale of HEXA Prototype

In March 2023, the Company sold one of its HEXA prototype aircraft fixed assets for a total of $250,000. These assets had largely been depreciated, so a gain on sale of assets was recognized in the amount of $142,289 during the first half of calendar year 2023.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States GAAP, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

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The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the “transition date”) using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from services are recognized as they are performed. Revenue from government grants are recognized as the terms of the grant are fulfilled.

Cost of Goods Sold

The Company recognized cost of sales for the first time in 2021, due to two separate incidents that caused damage to LIFT HEXA aircraft being used for testing and development. In the first an aircraft sustained water damage, causing the aircraft to require refurbishment. In the second a flight test accident significantly damaged the crown of an aircraft. The Company recognized the damages in both incidents through cost of sales in 2021. LIFT did not recognize cost of sales in 2022 or in the first half of 2023.

Sales and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2017, FASB issued ASU No. 2017-02, “Leases (Topic 842),” that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, “Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting”, clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

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The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company’s financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – SHARE CAPITAL

The Company has a single class of Common Stock. The Company has authorized 140,000,000 shares. The Company has 98,751,025 shares issued as of June 30, 2023. The Company has an additional 1,862,042 options issued and outstanding and 543,473 shares reserved under an equity compensation plan. Additionally, as discussed below, the Company has issued 279,851 warrants for common shares.

The Company effected a stock split in 2021, raising the number of authorized shares from 10,000,000 to 140,000,000.

Previous and Contemplated Stock Issuance

Between October 2021 and June 2022, the Company conducted a securities offering exempt from registration under Regulation Crowdfunding (the “Reg CF Offering”). The Reg CF Offering was made through StartEngine, selling shares at $2.66 per share before any “bonus shares”. The Company has closed on gross disbursements from its Reg CF offering totaling $4,808,128 for 1,846,359 shares of common stock, including “bonus shares”. The Reg CF Offering triggered conversion of its existing convertible notes during March 2022.

Between October 2022 and February 2023, the Company conducted a securities offering exempt from registration under Regulation A, tier 2 (the “Reg A+ Offering”). The Reg A+ Offering was also made through StartEngine, selling shares at $2.68 per share before any “bonus shares”. The Company has closed on gross disbursements from the Reg A+ Offering totaling $253,652 for 92,179 shares of common stock, including “bonus shares”. The offering was closed on February 10, 2023.

Beginning May 8, 2023, the Company commenced a securities offering exempt from registration under Regulation Crowdfunding (the “Reg CF Offering”). The current Reg CF Offering is being made through StartEngine, selling shares at $1.87 per share before any “bonus shares”. As of June 30, 2023, the Company has closed on gross disbursements from its Reg CF offering totaling $611,317 for 542,840 shares of common stock, including “bonus shares”. The Reg CF Offering is currently scheduled to end on September 6, 2023 and can raise up to $3,385,119 before any amendments. If the Company raises over $1,000,000 it will trigger conversion of its currently outstanding convertible notes totaling $306,473 before any accrued interest.

Warrants

As part of its issuance of bridge convertible notes in advance of its Regulation CF securities offering (Seed Note III), the Company agreed to issue lead investor DecisivePoint a $750,000 common stock warrant to be struck at the per-share price of a future Regulation A securities offering price. On December 8, 2022 we issued 279,851 warrants to DecisivePoint at $2.68 per share, the Regulation A securities offering headline price. The Company has recorded this issuance of warrants as a liability.

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NOTE 5 –DEBT

Long-Term Notes

The Company had issued approximately $8,567,107 and $6,797,107 of convertible notes as of December 31, 2021 and 2020, respectively. Of the $8,567,107 balance as of December 31, 2021, $1,522,107 matures on March 31, 2022 that bear interest at 4 percent per annum and a $8,000,000 valuation cap; $5,275,000 matures on March 31, 2022, bear interest at 4 percent per annum and have a $36,000,000 valuation cap; and $1,770,000 matures on September 30, 2023, bear interest at 4 percent per annum and have a $150,000,000 valuation cap.

All of the aforementioned convertible notes and accrued interest on these notes, $9,236,224 on the date of exercise, converted to 27,680,949 shares of common stock. As of December 31, 2022, no convertible note payable balances remained.

On April 30, 2023 the Company issued $306,473 in a new convertible note to an investor. The note matures on March 30, 2025, bears an interest rate of 5 percent per annum and has a $189,000,000 valuation cap. The note will convert into common or preferred stock at the lesser of 60 percent of the per-share purchase price of a qualifying financing where the Company sells over $1,000,000 in common or preferred stock or the valuation cap per-share price.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions

Before considering outstanding options, CEO, Chairman and Founder Matthew Chasen constructively owns 50.5% of the Company’s common stock. The Company does not and has not paid Matthew Chasen any rent, commissions, advances, licenses or royalties nor are there any loan arrangements between the company and Mr. Chasen. Mr. Chasen did purchase $10,000 in LIFT’s Convertible Seed Note I which was converted into shares of common stock on in 2022 para passu with other convertible note holders. The Company pays Mr. Chasen a salary of $240,000 per year as well as normal company benefits.

As the transaction was between related parties, there is no guarantee that the terms of the sale represent an arm’s length transaction.

NOTE 8 – OTHER MATERIAL TRANSACTIONS

Sale-Leaseback Transaction

On July 1, 2022 the Company entered into an equipment sale-lease agreement with Camber Road Partners, Inc., in which it sold HEXA Aircraft Serial #s H009, H011 and H012 to Camber Road for a total of $1,282,357 with a security deposit of $89,902 and monthly payments of $44,951 over a term of 30 months, with an option to purchase the aircraft for an agreed-upon purchase price not to exceed 35% of the original cost at the expiration of the lease. Since the expected useful life of a HEXA aircraft is approximately 60 months and the Company would anticipate exercising the repurchase option, the company and its outside accounting firm believe that this transaction constitutes a finance lease and has been accounted for with a Right-of-Use asset and liability. The Company also recognized a loss on sale-lease back of $8,511 during the month it entered the lease.

Cancellation of Lake Travis Vertiport Project

During 2022 LIFT determined that its proposed vertiport project near Austin, TX was not feasible and ceased payment on the lease it had entered pursuant to this project. The company had previously capitalized the project costs as leasehold improvements, so it wrote off the leasehold improvements and security deposit at the end of 2022 as a $90,832 loss on disposal of other assets.

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NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company has a limited operating history. The Company’s ability to continue is dependent upon management’s plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Reg CF Offering

As discussed in Note 4, the Company is currently conducting a securities offering exempt from registration under Regulation Crowdfunding (the “Reg CF Offering”). The current Reg CF Offering is being made through StartEngine, selling shares at $1.87 per share before any “bonus shares”. As of June 30, 2023, the Company has closed on gross disbursements from its Reg CF offering totaling $611,317 for 542,840 shares of common stock, including “bonus shares”. As of August 9, 2023 the Reg CF offering has raised a gross total of approximately $950,000 and the Company anticipates closing on additional disbursements. The Reg CF Offering is currently scheduled to end on September 6, 2023 and can raise up to $3,385,119 before any amendments. If the Company raises over $1,000,000 it will trigger conversion of its currently outstanding convertible notes totaling $306,473 before any accrued interest.

COVID-19 Related Actions

On March 10, 2020, the World Health Organization declared the coronavirus outbreak (“COVID-19”) to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company’s customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company’s financial condition or results of operations in the future is uncertain.

Management’s Evaluation

Management has evaluated subsequent events through August 9, 2023, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

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ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)
2.2	Certificate of Amendment of Certificate of Incorporation (1)
2.3	Amended and Restated Bylaws (1)
6.1	Qarbon Aerospace Agreement (2)
6.2	Embention Strategic Partnership Agreement (1)
6.3	ParaZero Agreement (2)
6.4	T-Motor General Terms and Conditions (1)
6.5	Materialise Supplier Agreement (2)
(1) Incorporated by reference to the Company’s Form 1-A filed with the SEC on March 14, 2022.
(2) Incorporated by reference to the Company’s Form 1-A filed with the SEC on August 8, 2022

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFT AIRCRAFT INC.

By: Matthew Chasen
Signature:	/s/ Matthew Chasen
Chief Executive Officer
Date: August 22, 2023

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Matthew Chasen
Matthew Chasen, Principal Executive Officer and Director
Date: August 22, 2023

/s/ Kenneth Miller
Kenneth Miller, Principal Financial Officer and Principal Accounting Officer
Date: August 22, 2023

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